

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2022

William R. Broaddrick
Chief Financial Officer
Circle Energy, Inc.
8211 E Regal Place
Tulsa, OK 74133

> **Re: Circle Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2022**
> **File No. 333-263384**

Dear Mr. Broaddrick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. You disclose that you are a newly incorporated Nevada company formed for the purpose of acquiring oil and gas companies, projects, or properties and partnering with an established management team in the oil and gas industry. It appears you have no revenues and nominal assets and that therefore you are a shell company as defined in Rule 405 of the Securities Act of 1933. Please disclose on the cover page and in the description of business section that you are a shell company and add risk factor disclosure highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Additionally, it appears based on your business description

that you may be a "blank check" company under paragraph (a)(2) of Rule 419 of the Securities Act. Please revise to provide similar disclosure regarding your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities. If you do not believe that you are a shell company or a blank check company, please provide us with your legal analysis.

Risk Factors, page 5

2. We note your discussion of risks related to the oil and gas industry beginning on page 9. Consider the impact of the import ban on energy from Russia, the corresponding export ban from Russia and the overall increase in commodity prices on your proposed business. Include risk factor disclosure, as appropriate, regarding the potential impact on your proposed business.

Proposed Business, page 15

3. We note the bullet point list of management experience beginning on page 15. Clearly describe the relevant experience you are referencing in this list. As examples, provide specific additional detail regarding your management's experience in negotiating transactions favorable to investors, executing transactions in multiple geographies and under varying economic and financial market conditions, and accessing the capital markets, including financing businesses and helping companies transition to public ownership.

Management, page 17

4. Please provide expanded disclosure regarding the approximately $1 billion arranged and raised by Mr. Rochford. Clarify Mr. Rochford's roles, the capacities in which he served and the dates of service at Ring Energy, Inc. Also, clarify when Mr. Broaddrick resigned from Ring Energy, Inc. as part of the headquarters relocation and company leadership changes.

Principal Shareholders, page 20

5. Please remove the statement in footnote 1 that the disclosure in this section "is believed to be accurate" or advise. It is unclear why you have qualified the disclosure with this statement given that the table is based upon information supplied by management.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ronald N. Vance, Esq.